NEWS RELEASE 06-37	October 10, 2006

FRONTEER’S AURORA CONTINUES TO EXPAND THE MICHELIN URANIUM DEPOSIT IN LABRADOR

Fronteer Development Group Inc. (“Fronteer”)(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU-Toronto Stock Exchange) in which Fronteer holds a 47.7% interest, has released additional results the Michelin deposit (“Michelin”) where drilling has extended the deposit by an additional 400 metres. Drill hole M-06-26, which intersected the deposit at 730 metres depth, demonstrates that Michelin is continuing to expand in size at very encouraging grades. This drill hole returned:

  0.27% U3O8 over 13.4 metres (5.9 pounds U3O8 per tonne over 44 feet) including

  0.41% U3O8 over 6.4 metres (9.0 pounds per tonne over 21 feet)

“We are very excited to be demonstrating a large extension to the main zone at Michelin,” says Dr. Mark O’Dea, President and CEO of Aurora. “This is a significant milestone in our 2006 exploration program and demonstrates that the resource continues to grow.” Four other new holes have expanded the deposit at shallower depths returning the following intersections:

  M-06-24 intersected 0.12% U3O8 over 35.0 metres

  M-06-25 intersected 0.16% U3O8 over 25.6 metres

  M-06-27 intersected 0.17% U3O8 over 43.7 metres

  M-06-28 intersected 0.12% U3O8 over 11.8 metres and 0.11% U3O8 over 7.6 metres

Ongoing drilling for the remainder of 2006 will focus on infilling this new deposit extension to determine continuity and orientation of mineralization. The main zone remains open for expansion at depth and along strike.

Results from another hole, M-06-22, tested the eastern flank of the main zone at depth and returned 0.14 U3O8 over 2.0 metres. These results indicate that, at depths beyond 700 metres, the Michelin main zone has a shallower geometry than originally modeled.

Please use the link below for an updated figure of the Michelin deposit: http://www.aurora-energy.ca/files/AN06-19Michelin.jpg

Also at Michelin, a brand new zone of mineralization was intersected in Hole M-06-18, which returned 0.28% U3O8 over 3.9 metres and 0.13% U3O8 over 1.1 metres. This hole is located 200 metres along strike to the northeast of the main zone, and provides encouragement that a second zone may exist parallel to the Michelin main zone.

The Michelin deposit dips approximately 53 degrees towards the SSE and widths are approximately 90% of true widths. Please see below for a detailed table of results from this release:

Hole ID	From (m)	To (m)	%U3O8	Interval (m)	Depth from Surface
M-06-18	462.9	466.8	0.28	3.9	360 metres
and	476.0	477.1	0.13	1.1

M-06-22	844.3	846.3	0.14	2.0	740 metres

M-06-24	399.1	434.1	0.12	35.0	420 metres
M-06-25	728.5	755.1	0.16	25. 6	660 metres
M-06-26	772.9	786.3	0.27	13.4	730 metres
including	774.9	781.3	0.41	6.4
M-06-27	533.3	577.0	0.17	43.7	520 metres
M-06-28	567.8	579.6	0.12	11.8	570 metres
and	588.1	595.7	0.11	7.6

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. In 2006, Fronteer will have the benefit of approximately C$27 million in exploration expenditure on seven projects, in three countries. Fronteer currently has a 47.7% interest in Aurora, which has a current market capitalization of approximately C$619 million. Fronteer has C$43 million in cash and marketable securities.

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Dan McIntyre, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer on the Central Labrador uranium projects. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.